

07002076

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 00759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edward D. Jones & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Road
(No. and Street)

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

St. Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Novik (314) 515-4911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Novik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



NOTARY PUBLIC
NOTARY SEAL
STATE OF MISSOURI

MARY CONNOR
My Commission Expires
September 13, 2010
St. Louis City
Commission #06938793

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

EDWARD D. JONES & CO., L.P.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005
AND ACCOMPANYING SCHEDULES AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL
TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 1 2007

DIVISION OF MARKET REGULATION

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

REPORT OF INDEPENDENT AUDITORS

To Edward D. Jones & Co., L.P.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of changes in partnership capital, of changes in subordinated liabilities and of cash flows present fairly, in all material respects, the consolidated financial position of Edward D. Jones & Co., L.P. and subsidiaries (the "Partnership") at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our 2006 audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2007

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006 AND 2005

ASSETS

(Dollars in thousands)

	2006	2005
CASH AND CASH EQUIVALENTS	$ 305,817	$ 244,760
CASH SEGREGATED UNDER FEDERAL REGULATIONS	1,312,806	2
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	390,000	479,000
RECEIVABLE FROM:		
Customers	2,043,980	2,430,911
Brokers, dealers and clearing organizations	310,715	232,030
Mutual funds, insurance companies, and other	140,076	118,236
SECURITIES OWNED, at market value:		
Inventory securities	129,609	96,911
Investment securities	145,452	170,978
EQUIPMENT, PROPERTY AND IMPROVEMENTS, at cost, net of accumulated depreciation and amortization	249,584	248,534
OTHER ASSETS	55,416	43,913
TOTAL ASSETS	$ 5,083,455	$ 4,065,275

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006 AND 2005

LIABILITIES AND PARTNERSHIP CAPITAL

(Dollars in thousands)

	2006	2005
PAYABLE TO:		
Customers	$ 3,164,242	$ 2,210,026
Brokers, dealers and clearing organizations	44,593	66,614
SECURITIES SOLD, NOT YET PURCHASED, at market value	9,353	11,460
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	437,973	353,758
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	218,243	244,048
	3,874,404	2,885,906
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	298,500	344,200
COMMITMENTS AND CONTINGENCIES		
PARTNERSHIP CAPITAL:		
Partnership capital net of reserve for anticipated withdrawals	813,588	720,261
Reserve for anticipated withdrawals	96,963	114,908
TOTAL PARTNERSHIP CAPITAL	910,551	835,169
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 5,083,455	$ 4,065,275

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005
REVENUE:		
Commissions	$ 1,663,680	$ 1,568,893
Asset fees	866,431	707,555
Account and activity fees	378,905	335,095
Principal transactions	267,038	238,884
Interest and dividends	247,381	200,009
Investment banking	32,505	32,892
Other revenue	34,888	91,439
Total revenue	3,490,828	3,174,767
Interest expense	52,344	49,493
Net revenue	3,438,484	3,125,274
OPERATING EXPENSES:		
Compensation and benefits	2,079,723	1,818,840
Communications and data processing	269,415	258,645
Occupancy and equipment	286,182	272,648
Legal	50,559	113,626
Payroll and other taxes	118,572	109,209
Postage and shipping	51,605	51,241
Advertising	55,746	49,333
Floor brokerage and clearance fees	17,993	13,873
Other operating expenses	130,886	116,150
Total operating expenses	3,060,681	2,803,565
NET INCOME	$ 377,803	$ 321,709
NET INCOME ALLOCATED TO:		
Limited partner	$ 376,110	$ 320,365
General partner	1,693	1,344
	$ 377,803	$ 321,709

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	Limited Partnership Capital	General Partnership Capital	Total
Partnership capital net of reserve for anticipated withdrawals, December 31, 2004	$ 673,982	$ 6,808	$ 680,790
Net income	320,365	1,344	321,709
Capital contributions	2,280	1,915	4,195
Capital withdrawals and distributions	(169,810)	(1,715)	(171,525)
Total Partnership Capital	**826,817**	**8,352**	**835,169**
Reserve for anticipated withdrawals	(113,759)	(1,149)	(114,908)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2005	713,058	7,203	720,261
Net income	376,110	1,693	377,803
Capital contributions	16,841	2,276	19,117
Capital withdrawals and distributions	(204,564)	(2,066)	(206,630)
Total Partnership Capital	**901,445**	**9,106**	**910,551**
Reserve for anticipated withdrawals	(95,993)	(970)	(96,963)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2006	$ 805,452	$ 8,136	$ 813,588

Included in Total Partnership Capital as of December 31, 2006 and 2005 are Reserves for anticipated withdrawals which the Partnership distributed to its General Partner and Limited Partner subsequent to December 31, 2006 and 2005, as applicable.

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005
Balance, beginning of year	$ 344,200	$ 387,425
Issuance of subordinated liabilities	-	-
Repayments of subordinated liabilities	(45,700)	(43,225)
Balance, end of year	$ 298,500	$ 344,200

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 377,803	$ 321,709
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	84,668	82,774
Changes in assets and liabilities:		
Cash segregated under federal regulations	(1,312,804)	49
Securities purchased under agreements to resell	89,000	(204,000)
Net payable to customers	1,341,147	161,097
Net receivable from brokers, dealers and clearing organizations	(100,706)	(15,416)
Receivable from mutual funds, insurance companies, and other	(21,840)	(27,775)
Securities owned, net	(9,279)	(26,459)
Other assets	(11,503)	(4,382)
Accrued compensation and employee benefits	84,215	68,346
Accounts payable and accrued expenses	(25,805)	55,143
Net cash provided by operating activities	494,896	411,086
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, property and improvements, net	(85,718)	(73,573)
Net cash used in investing activities	(85,718)	(73,573)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of subordinated liabilities	(45,700)	(43,225)
Contribution of partnership capital	19,117	4,195
Withdrawals and distributions from partnership capital	(321,538)	(224,893)
Net cash used in financing activities	(348,121)	(263,923)
Net increase in cash and cash equivalents	61,057	73,590
CASH AND CASH EQUIVALENTS, beginning of year	244,760	171,170
CASH AND CASH EQUIVALENTS, end of year	$ 305,817	$ 244,760
Cash paid for interest	$ 53,697	$ 50,598

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Edward D. Jones & Co., L.P. ("Edward Jones") and all wholly owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Non-controlling minority interests are accounted for under the equity method. The results of the Partnership's subsidiary in Canada are included in the Partnership's consolidated financial statements for the twelve months ended November 30, 2006 and 2005 because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the capital in the Partnership. JFC is the sole limited partner of EDJ. JFC's wholly owned subsidiary, EDJ Holding Company, Inc., is the sole general partner.

The Partnership is comprised of three registered broker-dealers primarily serving individual investors. The Partnership primarily derives its revenues from the retail brokerage business through the sale of listed and unlisted securities, insurance products, investment banking and principal transactions and as a distributor of mutual fund shares. The Partnership conducts business throughout the United States of America, Canada and the United Kingdom with its customers, various brokers, dealers, clearing organizations, depositories and banks.

The consolidated financial statements have been prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which require the use of certain estimates by management in determining the Partnership's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Substantially all of the Partnership's short-term financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Transaction Risk

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for customers. The Partnership may be exposed to risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to customers, the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

Revenue Recognition

Customer transactions are recorded on a settlement date basis and the related commissions, principal transactions and investment banking revenues are recorded on a trade date basis. All other forms of revenue are recorded on an accrual basis.

Commissions consist of charges to customers for the sale of securities, insurance products and mutual fund shares.

Asset fee revenue consists primarily of service fees and other revenues received under agreements with mutual fund and insurance companies based on the underlying value of the Partnership's customers' assets invested in those companies' products. Asset based revenues related to the Partnership's interest in the Edward Jones Money Market Fund are included in asset fees revenue.

Account and activity fees revenue includes fees received from mutual fund companies for sub-transfer agent accounting services performed by the Partnership and self-directed IRA custodian account fees. It also includes other activity based revenues from customers, mutual fund companies and insurance companies.

Principal transactions revenue results from the Partnership's participation in market-making activities in over-the-counter corporate securities, municipal obligations, U.S. Government obligations, including general obligations and revenue bonds, unit investment trusts and mortgage-backed securities.

Interest and dividend income is earned primarily on margin account balances, securities purchased under agreement to resell, cash equivalents, inventory securities and investment securities.

Investment banking revenues are derived from the Partnership's underwriting and distribution of securities on behalf of issuers.

The Partnership derived 66% and 64% of its total revenue for the years ended December 31, 2006 and 2005, respectively, from sales and services related to mutual fund and annuity products.

Foreign Exchange

Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the end of the period. Revenue and expenses denominated in foreign currencies are translated using the prevailing exchange rate on the date of the transaction. Foreign exchange gains and losses are included in Other Revenue in the consolidated statements of income.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash Segregated Under Federal Regulations

Cash of $1,313,000 and $2 was segregated in a special reserve bank account for the benefit of customers as of December 31, 2006 and 2005, respectively, under rule 15c3-3 of the Securities and Exchange Commission.

Securities Purchased Under Agreements to Resell

The Partnership participates in short-term resale agreements collateralized by U.S. government and agency securities. The market value of the underlying collateral as determined daily, plus accrued interest thereon, must equal or exceed 102% of the carrying amount of the transaction. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. Resale agreements are carried at the amount at which the securities will be subsequently resold, as specified in the agreements.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash or other collateral with the lender. In securities loaned transactions, the Partnership receives collateral in the form of cash or other collateral. Collateral for both securities borrowed and securities loaned is based on 102% of the market value of the underlying securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in receivable from and payable to brokers, dealers and clearing organizations in the consolidated statements of financial condition.

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, including inventory securities and investment securities, are valued at market value which is determined by using quoted market or dealer prices.

Equipment, Property and Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to twelve years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts. The cost of maintenance and repairs is charged against income as incurred, whereas significant enhancements are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair market value.

Income Taxes

Income taxes have not been provided for in the consolidated financial statements since Edward D. Jones & Co., L.P. is organized as a partnership and each partner is liable for its own tax payments. Any subsidiaries' income tax provisions are insignificant.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

New Accounting Standards

On September 15, 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles ("GAAP"), and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Partnership's financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Partnership is currently evaluating the effect of SFAS 157 and does not expect it to have a material impact on its consolidated financial condition, results of operations, or cash flows.

On September 13, 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expressed the SEC Staff's views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements, the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, must be quantified on the current year financial statements. SAB 108 is effective for the year ended December 31, 2006. Under certain circumstances, prior year financial statements will not have to be restated and the effects of initially applying SAB 108 on prior years will be recorded as a cumulative effect adjustment. The Partnership has determined that the implementation of SAB 108 did not have an effect on its consolidated financial condition, results of operations, or cash flows.

2. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS:

Receivable from and payable to customers include margin balances and amounts due on cash transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request. The Partnership pays interest on certain credit balances in customer accounts.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The components of receivable from and payable to brokers, dealers and clearing organizations are as follows:

	2006	2005
Receivable from clearing organizations	$ 238,879	$ 200,640
Receivable from money market funds	31,311	10,635
Securities failed to deliver	6,524	9,306
Dividends receivable	29,245	8,262
Deposits paid for securities borrowed	3,061	2,122
Other	1,695	1,065
Total receivable from brokers, dealers and clearing organizations	$ 310,715	$ 232,030
Securities failed to receive	$ 30,727	$ 39,425
Payable to clearing organizations	10,519	22,726
Securities loaned	2,859	3,265
Other	488	1,198
Total payable to brokers, dealers and clearing organizations	$ 44,593	$ 66,614

Receivable from clearing organizations represents balances and deposits with clearing organizations and the Partnership's Canadian carrying broker. Securities failed to deliver/receive represent the contract value of securities which have not been received or delivered by settlement date.

4. RECEIVABLE FROM MUTUAL FUNDS, INSURANCE COMPANIES AND OTHER

Receivable from mutual funds, insurance companies and other is primarily composed of amounts due to the Partnership for asset based fees and fees for sub-transfer agent accounting services from the mutual fund vendors and insurance companies.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and sold, not yet purchased are summarized as follows (at market value):

	2006		2005	
	Securities Owned	Securities Sold, Not Yet Purchased	Securities Owned	Securities Sold, Not Yet Purchased
Inventory securities:				
Certificates of deposit	$ 10,573	$ 1,206	$ 15,105	$ 2,994
U.S. and Canadian government and U.S. agency obligations	4,487	3,446	6,744	4,675
State and municipal obligations	58,475	132	44,374	203
Corporate bonds and notes, and collateralized mortgage obligations	41,001	3,001	17,485	2,578
Equities	14,380	1,425	12,239	445
Unit investment trusts	693	143	964	565
	$ 129,609	$ 9,353	$ 96,911	$ 11,460

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in inventory securities owned, interest rates and market conditions. Futures contracts are settled daily, and any gain or loss is recognized in principal transactions revenue. The notional amount of futures contracts sold was $25,000 and $7,000 at December 31, 2006 and 2005, respectively.

	2006	2005
Investment securities:		
U.S. government and agency obligations held by U.S. broker-dealer	$37,356	$ 74,093
U.S. and Canadian government and U.S. agency obligations held by foreign broker-dealers	26,952	32,597
Mutual funds	74,301	64,288
Equities	6,843	-
	$ 145,452	$ 170,978

6. EQUIPMENT, PROPERTY AND IMPROVEMENTS:

Equipment, property and improvements are summarized as follows:

	2006	2005
Equipment, furniture and fixtures	$ 665,745	$ 599,225
Buildings and improvements	288,704	272,522
Total equipment, property and improvements	954,449	871,747
Accumulated depreciation and amortization	(704,865)	(623,213)
Equipment, property and improvements, net	$ 249,584	$ 248,534

Depreciation and amortization expense on equipment and leasehold improvements is included in the consolidated statements of income under Communications and Data Processing and Occupancy and Equipment.

7. BANK LOANS:

The Partnership borrows from banks on a short-term basis primarily to finance customer margin balances and inventory securities. As of December 31, 2006, the Partnership had bank lines of credit aggregating $1,240,000, of which $1,140,000 were through uncommitted facilities. Actual borrowing availability is primarily based on the value of securities owned and customers' margin securities. There were no bank loans outstanding under these lines as of December 31, 2006 or 2005.

Interest is at a fluctuating rate based on short-term lending rates. During the year ended December 31, 2006, EDJ had no outstanding bank loans. During the year ended December 31, 2005, the Partnership had bank loans outstanding for ten days with an average daily outstanding balance of $40,200 at an average interest rate of 3.89%.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Liabilities subordinated to the claims of general creditors consist of:

	2006	2005
Capital notes, 7.33%, due in annual installments of $50,000 commencing on June 12, 2010, with a final installment on June 12, 2014.	$ 250,000	$ 250,000
Capital notes, with rates ranging from 7.65% to 7.79%, due in annual installments ranging from $3,700 to $12,700, commencing on August 15, 2005, with a final installment of $3,700 on August 15, 2011.	27,500	52,500
Capital notes, 8.18%, due in annual installments of $10,500, with a final installment on September 1, 2008.	21,000	31,500
Capital notes, 7.95%, due in annual installments of $10,225, with a final installment of $10,200 on April 15, 2006.	-	10,200
	$ 298,500	$ 344,200

Required annual principal payments, as of December 31, 2006, are as follows:

2007	$ 23,200
2008	14,200
2009	3,700
2010	53,700
2011	53,700
Thereafter	150,000
	$ 298,500

The capital note agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2006, Edward Jones was required, under the note agreements, to maintain minimum partnership capital of $400,000 and Net Capital of $144,385 (see Note 9).

The subordinated liabilities are subject to cash subordination agreements approved by the New York Stock Exchange ("NYSE") and, therefore, are included in Edward Jones' computation of Net Capital under the Securities and Exchange Commission's ("SEC") uniform Net Capital rule. The Partnership has estimated the fair value of the subordinated capital notes to be approximately $311,000 and $352,200 as of December 31, 2006 and 2005, respectively.

9. NET CAPITAL REQUIREMENTS:

Edward Jones is subject to the Net Capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 and the capital rules of the New York Stock Exchange. Under the alternative method permitted by the rules, Edward Jones must maintain minimum Net Capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. The Net Capital rule also provides that partnership capital may not be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the SEC to the extent they exceed defined levels, even though such withdrawals would not cause Net Capital to be less than 5% of aggregate debit items.

At December 31, 2006, Edward Jones' Net Capital of $573,913 was 29.8% of aggregate debit items and its Net Capital in excess of the minimum required was $535,410. Net Capital after anticipated withdrawals as a percentage of aggregate debits was 29.8%. Net Capital and the related capital percentages may fluctuate on a daily basis.

At December 31, 2006, the Partnership's foreign broker-dealer subsidiaries were in compliance with regulatory capital requirements in the jurisdictions in which they operate.

10. OTHER REVENUE:

Included in 2006's other revenues are $6,800 in unrealized gains from the receipt of shares in exchange for the Edward Jones' NYSE membership as a result of the merger between the NYSE and Archipelago and a $6,500 gain from the sale of Edward Jones' interest in the investment advisor to Federated's Capital Income Fund.

During December 2005, Edward Jones and a mutual fund company terminated a profit sharing agreement which entitled Edward Jones to receive a specified percentage of the mutual fund company's annual earnings. Other revenues for 2005 includes $70,000 received from the mutual fund company due to the termination of the profit sharing agreement.

11. EMPLOYEE BENEFIT PLANS:

The Partnership maintains profit sharing plans covering all eligible employees. Contributions to the plans are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis. Approximately $94,400 and $76,400 were provided by the Partnership for its contributions to the plans for the years ended December 31, 2006 and 2005, respectively.

12. COMMITMENTS:

The Partnership leases a significant portion of its headquarters office space, certain equipment, and furniture and fixtures from a subsidiary of JFC under terms of noncancelable triple net leases expiring through 2020. As of December 31, 2006, fixed annual rentals under these leases were approximately $9,000. The Partnership reimbursed the lessor $10,100 and $9,100 during 2006 and 2005, respectively, for building operating expenses.

Additionally, the Partnership leases headquarters and branch office space, furniture, computers and communication equipment under various operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years. Rent expense was $204,000 and $203,000 for the years ended December 31, 2006 and 2005, including $15,800 and $15,900, respectively, paid to a subsidiary of JFC.

The Partnership's noncancelable lease commitments greater than one year as of December 31, 2006, are summarized below:

Year	
2007	$ 109,276
2008	41,544
2009	29,655
2010	21,030
2011	16,927
Thereafter	110,972
	$ 329,404

13. CONTINGENCIES:

In the normal course of business, the Partnership has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Partnership is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgements, fines or penalties. In recent years, the number of legal actions and investigations has increased with a focus on mutual fund issues among many firms in the financial services industry, including the Partnership.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, or actions which are in very preliminary stages, the Partnership cannot predict with certainty the eventual loss or range of loss related to such matters. The Partnership has determined that it is likely that ultimate resolution in favor of the plaintiffs will result in losses to the Partnership on some of these matters and as a result, has established appropriate accruals for potential litigation losses. The Partnership believes, based on current knowledge and after consultation with counsel, the outcome of these actions will not have a material adverse effect on the consolidated financial condition of the Partnership, although the outcome could be material to the Partnership's future operating results for a particular period or periods.

Also, in the normal course of business, the Partnership enters into contracts which contain indemnification provisions, including, but not limited to, purchase contracts, service agreements, escrow agreements, sales of assets, outsourcing agreements and leasing arrangements. Under the provisions of these contracts, the Partnership may indemnify counterparties to the contracts for certain aspects of the Partnership's past conduct if other parties fail to perform, or if certain events occur. These indemnification provisions will vary based upon the contract. The Partnership may in turn obtain indemnifications from other parties in certain contracts. These indemnification provisions are not expected to have a material impact on the Partnership's results of operations or financial condition.

14 RELATED PARTIES:

The Partnership is charged management fees by JFC for the salaries of its partners who provide services to the Partnership and interest expense on capital JFC has invested in EDJ. Charges for salaries amounted to $20,200 and $17,300 for the years ended December 31, 2006 and 2005, respectively, and are included in compensation and benefits expense. In addition, interest expense includes $15,800 and $16,100 charged by JFC for capital utilized during the years 2006 and 2005, respectively.

Edward Jones owns a 49.5% limited partnership interest in the investment advisor to the Edward Jones Money Market Fund. The Partnership does not have management responsibility with regard to the advisor. Approximately 2.3% and 2.0% of the Partnership's revenues were derived from the advisor to the Fund during 2006 and 2005, respectively.

SCHEDULE I

EDWARD D. JONES & CO., L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

(Dollars in thousands)

NET CAPITAL:		
Total partnership capital		$ 910,551
Deduct partnership equity not allowable for Net Capital		(126,646)
Total partnership capital qualified for Net Capital		783,905
Add -		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		298,500
B. Other allowable credits - Flow-through capital benefit from subsidiary		22,119
		1,104,524
Deductions and/or charges-		
A. Nonallowable assets	$ 501,846	
B. Aged fails-to-deliver		
1. Number of items 159	141	
C. Aged short security differences		
1. Number of items 50	710	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges	3,464	(506,161)
Net Capital before haircuts on securities positions		$ 598,363

NET CAPITAL (continued):	$ 598,363
Net Capital before haircuts on securities positions	
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	
A. Contractual securities commitments	3,209
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Bankers' acceptances, certificates of deposit and commercial paper	100
2. U.S. and Canadian government obligations	968
3. State and municipal government obligations	3,882
4. Corporate obligations	3,074
5. Stocks and warrants	13,144
8. Other	73
D. Undue concentration	-
E. Other	-
NET CAPITAL	573,913
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:	
2% of combined aggregate debit items as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the Net Capital computation	38,503
Excess Net Capital	$ 535,410
Percentage of Net Capital to aggregate debits items	29.8%
Percentage of Net Capital, after anticipated capital withdrawals, to aggregate debits items	29.8%
Net Capital in excess of 5% of aggregate debit items	$ 477,656

No material differences exist between the audited Computation of Net Capital (Schedule I) and that included in the Partnership's unaudited December 31, 2006 FOCUS Report Part II.

SCHEDULE II

EDWARD D. JONES & CO., L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2006

(Dollars in thousands)

CREDIT BALANCES:

Free credit balances and other credit balances in customers' security accounts	$ 2,923,681
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	2,846
Customers' securities failed to receive	22,675
Credit balances in firm accounts which are attributable to principal sales to customers	4,875
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	194
Market value of short security count differences over 30 calendar days old	208
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	566
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	463
Total 15c3-3 credit items	$ 2,955,508

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 1,923,119
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	2,016
Aggregate debit items	1,925,135
Less 3% (for alternative method)	(57,754)
Total 15c3-3 debit items	1,867,381
RESERVE COMPUTATION - Total debits over total credits	$(1,088,127)
Segregated cash on deposit for the benefit of customers at December 31, 2006	$ 1,312,806

No material differences exist between the audited Computation for Determination of Reserve Requirements (Schedule II) and that included in the Partnership's unaudited December 31, 2006 FOCUS Report Part II.

EDWARD D. JONES & CO., L.P.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2006

(Dollars in thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ 1
A. Number of items	1

No material differences exist between the audited Information Relating to Possession or Control Requirements (Schedule III) and that included in the Partnership's unaudited December 31, 2006 FOCUS Report Part II.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Edward D. Jones & Co., L.P.:

In planning and performing our audit of the consolidated financial statements of Edward D. Jones & Co., L.P. (the "Partnership") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners and management of the Partnership, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2007

END